THE COMBUSTION ENGINE REIMAGINED

We've earned **$65M in government contracts** and **grown revenue 377%** since the end of 2021 thanks to our revolutionary engine technology. Now we've just launched our most advanced engine yet: the supercharged, liquid-cooled XTS-210. Don't miss your chance to **join 17,500+ shareholders by investing before this opportunity ends.**

INVEST NOW

$11.50 Share Price ?
+ Up To 15% Bonus Shares

OFFERING CIRCULAR
FORM C
INVESTOR EDUCATION

TOP 3 REASONS TO INVEST IN LIQUIDPISTON

1
A proven track record

377%
Revenue growth since the end of 2021*

$65M+
Contracts and awards

96
Patents across designs and applications

17,500+
Investors

2
World-class partners

U.S. ARMY · U.S. AIR FORCE · DARPA · STARBURST · SIKORSKY · PARSONS

3
Massive growth potential

$400B
Combustion engine market**

Our innovation can disrupt multiple industries at once, including **drones, hybrid-electric cars, hydrogen fuel applications, mobile power generators, and more**.

THE FIRST DISRUPTI[ON] IN 100+

Today's engines are big and inefficient, relying on the same compressed charge, four-cycle design developed in 1876. Based on our revolutionary thermodynamic cycle, our engines are smaller, more powerful, and more efficient. Today our X-Engine platform lets us build engines for nearly any application.

- Up to 10x the power-to-weight of legacy engine
- Runs on gas, diesel, propane, kerosene, jet A, and hydrogen
- Can be scaled from 1 to 1,000HP

SMALL GASOLINE ENGINES ARE INEFFICIENT. DIESEL ENGINES ARE BIG AND HEAVY. WE ASKED OURSELVES WHY?

LPI has developed two core technologies, a patented thermodynamic cycle and our patented X-Engine™.



XTS-210 engine core compared to 25 hp Kohler KDW1003

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LIQUIDPISTON INNOVATIONS

HEHC™ CYCLE

LiquidPiston has rethought the engine starting with first principles - revisiting the thermodynamic cycle - and innovating in a space that hasn't changed in over 100 years! This cycle has the potential to be up to 30% more fuel efficient than traditional Otto or Diesel cycles.

LiquidPiston has patented the High-Efficiency Hybrid Cycle (HEHC), which includes:

1. High Compression Ratio (i.e. Diesel cycle): For maximum efficiency, air is compressed to a high compression ratio, fuel is injected and compression is ignited (CI-HEHC). Our initial prototype - the "X-Mini" - utilizes a spark-ignition (SI-HEHC) version of the cycle with a lower compression ratio standard for gasoline engines. The advantage of SI-HEHC is compatibility with a range of fuels including Diesel, gasoline, jet fuel, propane, and even hydrogen
2. Constant-Volume combustion (i.e. Otto cycle): A dwell near top-dead-center (TDC) allows more time for fuel-air mixing and forces combustion to occur at nearly constant-volume conditions.
3. Over-expansion (i.e. Atkinson cycle): Combustion products are over-expanded using a larger expansion volume than compression volume, as in the Atkinson Cycle.

Cycle-skipping power modulation may also be utilized, which allows high efficiencies at low power settings while simultaneously cooling the engine's walls internally and providing partial heat recovery.

X-ENGINE VS. WANKEL

Our patented X-Engine solves the problems of the rotary engine without sacrificing the benefits. It's extremely compact and lightweight. And with just two moving parts it has nearly zero vibration.

Wankel X-Engine

We turned the traditional Wankel inside out. Traditional Wankels have a triangular rotor in a "peanut" shaped (trochoidal) housing. We have a peanut-shaped (trochoidal) rotor within a tri-lobed-shaped housing. By turning the rotary "inside out", the X-Engine has stationary apex (tip) seals that can be directly lubricated. Furthermore, the long, skinny, rotating combustion chamber of the Wankel - becomes a stationary combustion chamber within the housing that can be optimized for better fuel-air mixing and combustion. In this way, we address many of the challenges of the old Wankel rotary including sealing, cooling, lubrication, emissions, and efficiency.

LIQUIDPISTON WAS FEATURED ON...

THE DISCOVERY CHANNEL / DAILY PLANET SHOW

Footage is provided courtesy of Exploration Distribution Inc. (C)2020. All rights reserved.

WARPED PERCEPTION

May 14th, 2021

HOW IT'S MADE

Science Channel
Season 31 Episode 09

INTRODUCING THE XTS-210 ENGINE

Based on our X-Engine platform, our new XTS-210 engine is our most advanced engine yet. Built in conjunction with a $9M contract from the Army, the XTS is purpose-built for generators, hybrid-electric power for vertical take-off and landing aircraft (VTOL) and small unmanned aircraft systems (UAS). It's ready to meet demanding military and commercial applications.

- 80% smaller than comparable diesel engines
- 25 horsepower
- Supercharged
- Multi-fuel capable (including jet A and hydrogen)



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$30M IN DOD, DARPA, AND ARMY CONTRACTS

When it comes to engines, bigger doesn't mean better. Imagine moving 1,000 pound generators (and the fuel to power them) to a desert base. Or powering an unmanned aircraft where weight comes at a premium. We're actively solving these problems for the military.

Drones, UAV

Demonstration of Hybrid Electric X-Engine using jet fuel in 55lb UAV for the Army which led to multiple contract awards.

Mobile Generators



LiquidPiston 30kW Generator concept (11 on left) vs. 30kW AMMPS genset (3 on right) means more generators per pallet - a game changer for the military



WE GREW REVENUE 156% IN 2022

Thanks to our increase in revenue between 2021 and 2022, we are now squarely profitable. This kind of growth is a sign of just how in demand our breakthrough engine technology is. And we're especially proud of achieving profitability this early. But we are only just getting started. With the release of our XTS-210, we're taking concrete steps toward penetrating the commercial markets.

LIQUIDPISTON IS TACKLING THE GLOBAL INTERNAL COMBUSTION MARKET.

MILITARY & AEROSPACE[1]

Whether it's a drone that can fly 2X farther or the ability to fit 11 generators on a pallet instead of two, our small, versatile engines are solving some of the biggest problems for the military. The Dept. of Defense has awarded us over $30M to date to build this technology.





AUTOMOTIVE[1]

Demand for hybrid electric vehicles is expected to grow 280% by the end of the decade. The demand for batteries for these cars is creating a shortage of lithium. Our engine can reduce the size of a battery in a hybrid-electric car by 80%.

URBAN AIR MOBILITY (UAM)[1]

Planes are typically painted white because it weighs less than darker colors. If the color of the paint matters this much, imagine how important the weight of the engine is. By getting the same power with up to a 10X smaller engine, we're opening up possibilities for air taxis.





UNMANNED AERIAL SYSTEMS (UAS)[2]

One of the key features of our Hybrid Electric X-Engine propulsion system powering drones is the ability to turn the engine on and off mid-flight while leveraging an electric motor for quiet cruise or electric-assist sprint and climb modes. Not only does that save fuel, but lets the drone quietly move into sensitive areas with advanced capability. The innovation made us an award winner in the US Army xTechSearch 3.0 competition.

MOBILE / BACKUP / DISTRIBUTED POWER GENERATION[3]

Whether it's bringing electric power to the front lines or to a city recovering from a natural disaster, today's bulky generators don't make it easy. Current 10kW diesel generators weigh nearly 1,000 pounds. But by using our engine we can make equally powerful gensets that can be carried by hand.



[1] *Image for reference, showing future potential market*
[2] *LiquidPiston Hybrid Electric X-Engine (HEXE) Army Demonstrator vehicle*
[3] *LiquidPiston Compact Artillery Power System (CAPS), 2 kW Jet-fueled hybrid generator*

WE MAKE THE CARS OF THE FUTURE POSSIBLE

Hybrid Electrification

Battery-powered electric vehicles have challenges on the path to a renewable future. A typical electric battery weighs over 1,000 pounds and the amount of lithium, cobalt, and nickel currently needed to make them is unsustainable. Our small, efficient engines in a hybrid-electric car can make it possible for the battery to be up to 5X smaller.

- 36lbs of fuel can displace 1,000 pounds of battery.
- LPI Hybrid Power System eliminates up to 80% of the battery pack.
- LPI engines allow more range for an electric vehicle by combining a smaller, lighter, more cost-effective battery, with the ease of rapid refueling for longer journeys when required.
- LPI's technology could be critical in addressing a possible lithium shortage.

Hydrogen

- Hydrogen is the sixth fuel variation that has been proven to power the X-Engine along with gasoline, propane, kerosene, diesel, and jet A fuel.
- The primary emission of an Engine running on hydrogen fuel is water, making it a potentially zero carbon-emission, green engine.
- Hydrogen may be generated by renewable sources such as solar energy, making it overall a cleaner alternative than batteries on a well to wheel basis


H2
Hydrogen
zero emission

FUTURE REVENUE STREAMS

We're presently developing our 5th generation engine architecture, with prototype development of the X-Engine and its application demonstrators largely funded by DoD contracts. Once the X-engine has proven utility in military applications, we aim to expand into consumer OEM licensing and large-scale manufacturing.

Funded Engineering and Research	Design as a service Custom design and development of engines for clients
Licensing	License to OEMs to make engines using IP Upfront fees plus royalties
Manufacturing	Industrialize, manufacture, and sell core engines

UPDATES SINCE OUR LAST ROUND

Techogeny
VIGOROUS NEW ICE TO CHALLENGE PISTON ENGINES
May 20, 2024
Read More

Defense Advancement
25-HORSEPOWER HEAVY-FUEL ROTARY ENGINE BEGINS TESTING
April 19, 2024
Read More

yahoo! finance
LIQUIDPISTON ACHIEVES KEY MILESTONE FOR U.S. ARMY DEVELOPMENT PROGRAM'S 25HP ROTARY ENGINE
April 18, 2024
Read More

DEALMAKER
CASE STUDY: LIQUIDPISTON'S $50M MULTI-YEAR RAISE STRATEGY
April 9, 2024
Read More

ENGINE BUILDER
A NEW TAKE ON THE ROTARY ENGINE
March 26, 2024
Read More

SKYDOME HOSTS SUCCESSFUL TESTS BY LIQUIDPISTON
January 23, 2024
Read More

PRESS

Forbes · Newsweek · ZeroHedge · Shephard · Aviation Week · IEEE Spectrum · MIT · Popular Mechanics · KingsCrowd · UST Unmanned Systems Technology · HBJ · New Atlas · SAE International · AUVSI

Investor Perks

Tier 1	Tier 2	Tier 3	Tier 4	Tier 5
Investment $2,000	Investment $5,000	Investment $10,000	Investment $25,000	Investment $50,000
• T-shirt***	• T-shirt • 5% Bonus Shares	• T-shirt • 7.5% Bonus Shares	• T-shirt • 10% Bonus Shares	• T-shirt • 15% Bonus Shares

FATHER AND SON REINVENT THE ENGINE

Dr. Alexander Shkolnik and his father Dr. Nikolay Shkolnik founded LiquidPiston with a radical idea: Instead of trying to make a slightly better engine, what if they created a completely new thermodynamic cycle? That's exactly what they did. Their patented thermodynamic cycle unlocks up to 10X the power of a traditional engine while being able to run on a variety of fuels like hydrogen.



THE TEAM



ALEXANDER SHKOLNIK
Co-Founder & CEO

- PhD in Computer Science / Artificial Intelligence from MIT
- Technical focus on leading teams in modeling dynamic systems, optimization and controls
- 70+ patents; 30 conference and journal papers
- PI on $20M in government R&D programs



NIKOLAY SHKOLNIK
Co-Founder & CTO

- PhD in Physics from University of Connecticut (UConn)
- Former Clean Energy Program Director, GEN3
- Motorola award for Creativity
- 80+ patents: engines, fuel cells, super capacitors, and other fields
- TRIZ specialist



PER SUNEBY
SVP of Corporate Development and Board Director

- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned Cleantech startup executive
- Former Venture Capital Executive in Residence
- New England Clean Energy Fellow



FAQ

- What is the difference between the X Engine and a traditional Wankel engine?
- How does the engine scale to fit different size/power requirements?
- How many patents do you have?
- How many horsepower can your engines scale up to?
- What industries are you currently focused on?
- Can the engine be used in aircraft?
- Are you targeting the nascent vtol passenger vehicle market, i.e. flying taxis?
- Do you plan on licensing your technology?
- What is the exit plan for the company?
- What are the roadblocks to automotive adoption?
- What types of fuels can the LiquidPiston engine run on?
- Why Diesel?
- How do you plan to use the proceeds from this funding round?
- What is the current valuation of the company?
- What is the minimum investment size?
- How many investors do you have already?
- How has the stock price changed over time?
- Can I combine multiple investments to qualify for investor perks?

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LiquidPiston

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*Past performance is not indicative of future results.
**https://finance.yahoo.com/news/internal-combustion-ic-engine-market-083000210.html
***Shipping is free within the continental United States, other investors will be asked to pay shipping. Approximate market value is $10. Perks are expected to be issued upon the completion of the Offering in order to calculate the investment totals. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.